FEDERATED INCOME SECURITIES TRUST
Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

RE:           FEDERATED INCOME SECURITIES TRUST(the “Trust”)
  Federated Capital Income Fund
  Federated Prudent DollarBear Fund
 1933 Act File No. 33-3164
                                 1940 Act File No. 811-4577

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on January 15, 2010, regarding the Rule 485(a) filing the above Trust made on December 1, 2009. As discussed with the SEC examiner, Keith O’Connell the following changes have been made in response to the comments received:

GLOBAL COMMENTS

"Summary Section - Average Annual Total Return Table

In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A."

FEDERATED CAPITAL INCOME FUND

1.           In response to your comment regarding the quality of foreign-fixed income securities,we have added disclosure to the summary prospectus.

2.           In response to your comment regarding maturity parameters of the portfolio, we havedefined the maturity parameters.

3.           In response to the comment regarding non-investment grade securities, we haveadded disclosure  stating that they are also known as  “junk bonds”.  Your additionalcomment regarding providing a definition of  “junk bonds” is that we already define“junk bonds” in a different section of the prospectus.

4.           In response to your comment regarding derivatives, we have added a discussion ofderivatives and types of derivatives that the Fund invest in, into the summaryprospectus.

5.           In response to your comments under Average Annual Total Return Table, we haveshortened footnote two.

6.           In response to your comment regarding Portfolio Management summary section, wehave added the correct information to that section.

FEDERATED PRUDENT DOLLARBEAR FUND

1.
In response to your comment regarding the fund’s index, the Registrant has added a statement to the investment strategies discussion to clarify that, under normal market conditions, the Fund’s investment strategy seeks to produce returns that are inversely correlated with the U.S. Dollar Index (the “DXY”), a broad-based market index administered by an organization that is not an affiliated person of the Fund (i.e., an independent index sponsor). The Registrant notes that the designation of the DXY as the Fund’s broad-based market index for purposes of Item 4(b)(2)(iii) of Form N-1A is consistent with the approach taken by other registrants with similar investment strategies (see Direxion Monthly Dollar Bear 2X Fund; Rydex Weakening Dollar 2x Strategy Fund, a portfolio of the Rydex Series Funds; Falling U.S. Dollar ProFund). To the Registrant’s knowledge, there is no index of the “inverse returns” of the DXY that is published by an independent index sponsor and eligible for use in response to Item 4(b)(2)(iii) of Form N-1A (see the definition of “appropriate broad-based securities market index” in Instruction 5 to Item 27(b)(7) of Form N-1A).

2.
The Registrant assumes that the “80% test” referred to in your comment is the test required by the Investment Company Act Rule 35d-1 (the so called “names rule”). In summary, that rule requires an investment company  to invest at least 80% of its net assets plus any borrowings for investment purposes in the type(s) of investment suggested by its name. As explained by the SEC at the time of the rule’s adoption, “the [names] rule [and, by extension, the requirement of an “80% test”] does not apply to fund names that . . . . connote types of investment strategies as opposed to types of investments” (bracketed text added, Release No. IC-24828; File No. S7-11-97). The Registrant believes that the term “DollarBear” suggests a type of investment strategy rather than a type of investment and, therefore, neither the names rule nor the related “80% test” applies. As a related matter, the Registrant notes that such treatment appears to be consistent with the position taken by another registrant (see Rydex Series Funds: Weakening Dollar 2x Strategy Fund).

3.
In response to your comment regarding the additional disclosure on the Fund’s cover page, the Registrant notes that the Fund’s name includes the word “dollar” and, therefore, the Registrant included the referenced language on the Fund’s cover page, in order to clarify that the Fund is not a money market fund. The Registrant believes that this clarification is consistent with the spirit of Paragraph (b) of Rule 2a-7 of the Investment Company Act of 1940. Accordingly, the Registrant respectfully requests the Staff to reconsider its request to remove the referenced language from the Fund’s cover page. The Registrant will add disclosure to the Fund’s risk disclosures to the effect that the Fund is not a money market fund, as suggested by the Staff. The Registrant prefers that this risk disclosure should be in addition to, rather than in lieu of, the statement on the Fund’s cover page, for the reason previously discussed.

4.
In accordance with your comment regarding additional disclosure in the investment objective portion of the Summary Section, the Registrant has moved the sentence “While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies describe in this Prospectus.” to the beginning of the section entitled “What are the Fund’s Investment Strategies?”.

5.
In response to your comment to remove, from the Risk/Return Bar Chart and Table section, the statement that the performance information and the financial information provided in the prospectus for periods prior to the Reorganization is historical information for the Predecessor Fund, the Registrant prefers to leave such statements in such location.  Although the Fund Management section references that the Reorganization occurred; it does not state that the performance and financial information of the Predecessor Fund has been adopted by the Fund. Accordingly, that statement in question provides clarity and adds context to the Risk Return Bar Chart and Table.

6.           In response to your comment regarding the inclusion of the non-fundamentalinvestment policy in the Fund’s Main Investment Strategies section, the Registrantsnotes that the Registrant believes that the non-fundamental policyregardinginvestments in non-U.S. dollar denominated investments and gold related investments provides meaningful context and should be disclosed with the description of the Fund’s investment strategy.

7.           In response to the comment regarding investing in other commodities, the Registrantadded additional commodities disclosure to the Fund’s Main Investment Strategies.

8.           In response to the comment under Average Annual Total Return Table, the Registranthas revised footnote two to read “The US Dollar Index indicates the generalinternational value of the US Dollar by averaging the exchange rates between the USDollar and six major world currencies.  Effective November 30, 2009, the Fund changed its broad-based market index from the Merrill Lynch Global Government Bond Index II to the U.S. Dollar Index, as the latter index more closely reflects the Fund’s investment strategy”.  In addition, in response to your comment about the appropriateness of the U.S. Dollar Index for this Fund, the Registrant has addressed this in response number one.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges the staff’s view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-6659.

Very truly yours,

/s/ Joseph W. Kulbacki
Joseph W. Kulbacki
Senior Paralegal

Enclosures